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                         Performance Funds Distributors
                          100 Summer Street, 15th Floor
                           Boston, Massachusetts 02110

June 13, 2007

Securities and Exchange Commission
450 5th Street N.W.
Judiciary Plaza
Washington, DC 20549

Re:  Performance Funds Trust (the "Registrant")
     Post-Effective Amendment No. 30
     File Nos. 33-46488/ 811-6603

Dear Sir or Madam:

In connection with the filing of the Registrant's Post-Effective Amendment No. 30 (the "Amendment") to its registration statement, the Registrant's principal underwriter hereby requests on behalf of the Registrant's series, The U.S. Treasury Money Market Fund, pursuant to Rule 461 of Securities Act of 1933, that the Amendment become effective on June 21, 2007, or as soon as practicable thereafter.

Please direct any questions or notifications to Curtis Barnes, Secretary to the Registrant, at BISYS, 100 Summer Street, Boston, Massachusetts (telephone:
(617)824-1215).

Yours very truly,


/s/ Brian K. Bey
-------------------------------------
Brian K. Bey
President

cc:  Curtis Barnes
     Mrs. Patricia Williams, SEC